NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749


06016580

SUPPL

August 29, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 05 2006
WASH, D.C.
203
SECTION

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
Unaudited Interim Financial Statements 3rd Quarter Reports, dated June 30, 2006

Please find enclosed 3 copies of the Interim Statements listed above.

Yours very truly,

PROCESSED
SEP 08 2006
THOMSON
FINANCIAL

NORTHERN ABITIBI MINING CORP.

B O'Neill

PER: BARBARA O'NEILL

dw 9/7

NORTHERN ABITIBI MINING CORP.

UNAUDITED INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2006

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2006 nor the unaudited interim consolidated statements of operations and cash flows for the nine and three month periods ended June 30, 2006 and June 30, 2005.

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	June 30 2006	September 30 2005
ASSETS		
CURRENT		
Cash and cash equivalents	$ **581,691**	$ 634,131
Accounts receivable	**2,935**	1,446
Prepaid expenses	**7,992**	3,110
	592,618	638,687
OTHER	**2,019**	8,260
MINERAL PROPERTIES Note 2	**55,693**	45,978
	$ **650,330**	$ 692,925
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ **19,866**	$ 13,487
Due to related parties Note 4	**-**	5,435
	19,866	18,922
SHAREHOLDERS' EQUITY		
CAPITAL STOCK Note 3		
Authorized:		
Unlimited number of common shares without par value		
Issued:		
40,277,314 common shares (Sept.30, 2005- 38,712,314)	**9,143,390**	9,008,231
CONTRIBUTED SURPLUS Note 3	**550,246**	490,206
DEFICIT	**(9,063,172)**	(8,824,434)
	630,464	674,003
	$ **650,330**	$ 692,925

Commitments Note 5

Approved on behalf of the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2006	2005	2006	2005
REVENUE				
Interest	$ 3,452	$ 1,688	$ 9,402	$ 2,085
Mining duties rebate	-	-	-	4,883
	3,452	1,688	9,402	6,968
EXPENSES AND OTHER				
General and administrative	10,875	12,566	34,004	25,315
Reporting to shareholders	25,199	9,366	30,893	12,236
Professional fees	788	2,766	4,343	11,847
Stock exchange and transfer agent fees	3,746	3,530	8,298	7,526
Foreign exchange loss	5,161	-	4,024	-
	45,769	28,228	81,562	56,924
LOSS BEFORE THE UNDERNOTED	(42,317)	(26,540)	(72,160)	(49,956)
Write-off of mineral properties	(450)	-	(166,578)	-
NET LOSS	(42,767)	(26,540)	(238,738)	(49,956)
DEFICIT, beginning of period	(9,020,405)	(8,751,166)	(8,824,434)	(8,727,750)
DEFICIT, end of period	$ (9,063,172)	$ (8,777,706)	$ (9,063,172)	$ (8,777,706)
LOSS PER SHARE basic and diluted	$ 0.00	$ 0.00	$ (0.01)	$ 0.00
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	39,879,732	38,712,314	38,989,244	32,416,693

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2006	**2005**	**2006**	**2005**
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest received	$ **3,452**	$ 1,688	$ **9,402**	$ 2,085
Cash operating expenses	**(42,429)**	(32,500)	**(94,756)**	(59,917)
	(38,977)	(30,812)	**(85,354)**	(57,832)
INVESTING ACTIVITIES				
Mineral property and equipment additions	**(18,592)**	-	**(158,262)**	-
FINANCING ACTIVITIES				
Warrant and option exercise proceeds	**183,000**	-	**195,200**	-
Private placement proceeds	-	-	-	750,000
Share issue costs	-	(2,847)	-	(22,490)
Mining duties rebate	-	-	-	4,883
	183,000	(2,847)	**195,200**	732,393
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY	**(5,161)**	-	**(4,024)**	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**120,270**	(33,659)	**(52,440)**	674,561
CASH AND CASH EQUIVALENTS:				
beginning of period	**461,421**	745,273	**634,131**	37,053
end of period	$ **581,691**	$ 711,614	$ **581,691**	$ 711,614

Supplementary Information:

Interest and taxes

No cash was expended on interest or taxes during the three month and nine month periods ended June 30, 2006 and June 30, 2005 respectively.

Non-cash transactions

During the nine months ended June 30, 2006 the Company cancelled 375,000 escrow shares for no consideration and the average carrying value of the shares reduced capital stock and increased contributed surplus. See note 3.

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2006
(Unaudited – prepared by management)

1. Accounting Policies

Basis of Presentation and Continuance of Operations

These unaudited interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited consolidated financial statements for the year ended September 30, 2005. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2005 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

These consolidated financial statements include the accounts of the Company and its wholly owned U.S. subsidiary NAMCOEX Inc.

Management has estimated that the Company will have adequate funds from existing working capital to meet its obligations, including all payments related to properties, for the coming year. If the Company is to expand its exploration plans significantly, it will require additional financing.

2. Mineral Properties

The following expenditures were incurred on the Nevada mineral properties during the nine months ended June 30, 2006. There were no expenditures incurred on mineral properties during the nine months ended June 30, 2005, nor were there mineral properties carried on the books at June 30, 2005.

	Total	Cold Springs, Nevada	Silver Park, Nevada
EXPLORATION COSTS:			
Cumulative exploration costs to September 30, 2005	$ 9,701	$ -	$ 9,701
Geological consulting	22,388	3,600	18,788
Drilling	71,386	-	71,386
Geochemical analysis	20,743	2,045	18,698
Travel	10,139	4,245	5,894
Geophysical	27,911	27,911	-
Field	5,834	-	5,834
Mineral property write-offs	(130,301)	-	(130,301)
Cumulative exploration costs to June 30, 2006	**37,801**	**37,801**	-
ACQUISITION COSTS:			
Cumulative acquisition costs to September 30, 2005	36,277	-	36,277
Acquisition costs incurred	17,892	17,892	-
Mineral property write-offs	(36,277)	-	(36,277)
Cumulative acquisition costs to June 30, 2006	**17,892**	**17,892**	-
TOTAL MINERAL PROPERTIES JUNE 30, 2006	**$ 55,693**	**$ 55,693**	**$ -**

The above and $31,000 Canadian dollars equivalent held in the Company's United States subsidiary, NAMCOEX Inc., comprise the Company's only significant assets outside of Canada. A Canadian dollar equivalent liability of $18,000 incurred by NAMCOEX is the only liability held outside of Canada. There were no significant revenues and expenses associated with U.S. operations other than the write-off of the Silver Park mineral property.

Silver Park

After compilation and interpretation of drilling results from the winter drill program, management determined that the Company would not continue to pursue exploration on this property, and would give notice to the vendors that the option agreements would be terminated. The Company has no further cash obligations related to the Silver Park property.

2. Mineral Properties (continued)

Cold Springs, Nevada, USA

During the nine months ended June 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase 2% of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

3. Capital Stock and Contributed Surplus

a) Issued

	Number of Shares	Capital Stock	Contributed Surplus
Balance September 30, 2005	38,712,314	$9,008,231	$ 490,206
Cancel escrow shares	(375,000)	(87,261)	87,261
Options exercised	990,000	100,200	-
Warrants exercised	950,000	122,220	(27,221)
Balance June 30, 2006	**40,277,314**	**$9,143,390**	**$ 550,246**

During the current period, the Company cancelled 375,000 common shares and returned them to treasury. The shares had been held in escrow pursuant to a property acquisition agreement and the requisite terms of escrow release could not be met. The average carrying cost of these shares was relieved from capital stock and reported as an increase to contributed surplus.

b) Stock options and warrants

i) Options outstanding

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. The following summarizes stock options outstanding at June 30, 2006:

Expiry date	Number of shares	Exercise price
May 15, 2007	275,000	$0.12
March 23, 2008	200,000	$0.10
Total	475,000	

Subsequent to June 30, 2006, the Company granted options to officers, directors and contractors to acquire, in aggregate, 625,000 common shares at $0.10 per share to July 31, 2011.

3. Capital Stock (continued)

ii) Option transactions

	Number of options	Weighted Average Exercise Price
Balance September 30, 2005	**2,372,000**	**$0.11**
Exercised	(990,000)	$0.10
Expired	(907,000)	$0.13
Balance June 30, 2006	**475,000**	**$0.11**

During the nine months ended June 30, 2006, 60,000 stock options were exercised to acquire 60,000 common shares at $0.12 per share and options were exercised to acquire 930,000 common shares at $0.10 per share. Options to acquire 257,000 common shares at $0.10 per share and 125,000 common shares at $0.14 per share expired upon the resignation of an officer and director and a further 525,000, exercisable at $0.14 per share, expired without exercise on their expiry date, June 11, 2006.

iii) Warrants

Pursuant to a private placement during the year ended September 30, 2005, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. After the exercise of 950,000 warrants during the nine months ended June 30, 2006, there were 9,764,286 warrants outstanding at June 30, 2006.

4. Related Party Transactions

During the nine months ended June 30, 2006, the Company was billed $4,000 for its share of base office lease costs and $7,100 for its share of lease operating and general and administrative costs by a company related by virtue of certain common officers and directors. A company that was formerly a significant shareholder of the Company and is currently related by virtue of a common officer, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2006 was $9,800. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the nine months ended June 30, 2006 was $34,300, ($25,000 of which was directly related to mineral exploration and was capitalized to mineral properties). Related party payables at September 30, 2005 related to unpaid consultants' billings and general and administrative and secretarial billings.

Related party transactions were in the normal course of business and were measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. See also note 5.

5. Commitments

Pursuant to an amended sublease agreement with a company related by virtue of certain common officers and directors, the Company is committed to make base office lease payments of $1,300 during the remainder of the fiscal year ended September 30, 2006 and $1,300 in fiscal 2007, the final year of the lease. In addition the Company is committed to pay its share of annual lease operating costs which are expected to aggregate $1,200 during the remainder of fiscal 2006 and $1,200 in fiscal 2007.

The current sublease has been extended for a further five years. Although, the sublease agreement has not been formalized, it is expected that the following annual base lease commitments will be incurred by the Company:

2007	$ 9,100	2009	$12,200	2011	$12,200
2008	$12,200	2010	$12,200		

See note 2 for mineral property commitments.

6. Comparative Figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2006

The information included in this document should be read in conjunction with the unaudited financial statements for the nine months ended June 30, 2006 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is August 21, 2006. All dollar amounts are in Canadian Dollars unless otherwise stated.

1) Principal Business of the Company

The Company is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is not a meaningful indicator of its performance or potential.

2) Mineral Properties

Silver Park, Nevada, USA

During the months of July and August, 2005 the Company, through its wholly-owned subsidiary NAMCOEX Inc., entered into option agreements to acquire mining claims in Lincoln County, Nevada.

The Company completed an 8 hole, 922 meter, reverse circulation drill program in December, 2005. The drill results demonstrated that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1,200 meters by 600 meters. Higher grade drilling intercepts included 1.0 gram per tonne gold over 1.52 meters and 115 grams per tonne silver over 1.52 meters. Data was compiled and interpreted by management and it was concluded that results did not warrant additional exploration. Consequently the option agreements were terminated with no further commitments to pay the vendors. The property costs aggregating $167,000 CDN were written off in the nine month period ended June 30, 2006.

Cold Springs, Nevada, USA

During the nine months ended June 30, 2006, the Company's wholly owned subsidiary, NAMCOEX Inc., entered into an option agreement to acquire 18 unpatented mining claims in Churchill County, Nevada. Upon making an initial payment of $15,000 US, NAMCOEX was granted the right to acquire an undivided 100% interest in the claims upon completion of the following payments:

On or before March 2,	Amount $US
2007	$20,000
2008	$30,000
2009	$40,000
2010	$50,000
	$140,000

If at any time NAMCOEX chooses to terminate this option agreement, it is not obligated to make any remaining option payments outlined in the table above. Upon payment of all of the above amounts, NAMCOEX will have earned the 100% interest in the mineral claims subject to a royalty of 4% of net smelter returns. NAMCOEX may at any time purchase 2% of the 4% royalty interest for $1,500,000 US. After the 100% interest is earned NAMCOEX will be obligated to pay $50,000 US each year as an advance royalty until such time as the net smelter royalty comes into effect. Thereafter, the net smelter royalty paid will be reduced by advanced royalty payments made to date.

2) Mineral Properties (continued)

Cold Springs, Nevada

During the nine months ended June 30, 2006, field work commenced on the Cold Springs, Nevada mineral property. The current phase of fieldwork involved geological mapping, rock and soil sampling, and 7.5 kilometers of Controlled Source Audio-frequency Magnetotelluric, (CSAMT), surface geophysical surveying. The primary objective of the geophysical survey was to map the depth of cover over possible blind targets along the range front, identify fault zones, and locate potential areas of silicification or clay alteration in the subsurface.

Twenty-one grab, composite grab, and discontinuous chip samples of quartz vein material were collected during the field program. Gold values ranged from 0.1 grams per tonne to 69.4 grams per tonne. Silver values ranged from 5 to 1,280 grams per tonne. The results demonstrated that the quartz veins are variably mineralized with both high and low grade sections. Representative grades over the true widths of the quartz veins have not been determined due to sampling difficulties and incomplete exposure.

One hundred and thirty one soil samples were taken on the property. Soil results revealed low level silver, arsenic, and antimony anomalies occur over an area 400 meters long by 60 to 230 meters wide, roughly coinciding with the mapped distribution of quartz veining.

The CSAMT geophysical survey identified three subparallel fault or feeder structures below a resistive silica cap. These interpreted feeder structures extend several hundred meters below surface. The company intends to drill these inferred feeder structures to test for high-grade gold/silver veins. Permitting is underway for an initial reverse circulation or combined reverse circulation and core drill program. The drill program could commence in late summer to early fall depending on permitting and drill contractor availability.

A budget has been prepared based on reverse circulation drilling of four holes, each to 450 meters, maximum 1,800 meters total. The early stage estimate of such a program is approximately $200,000 US, (approximately $225,000 CDN).

3) Operating Results

Nine months ended June 30, 2006 compared to nine months ended June 30, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Revenue		
Interest	$ 9,402	$ 2,085
Mining duties rebate	-	4,883
Expenses		
General and administrative	34,004	25,315
Professional fees	4,343	11,847
Reporting to shareholders	30,893	12,236
Stock exchange and transfer agent fees	8,298	7,526
Mineral property write-down	166,578	-
Foreign exchange loss	4,024	-
Loss	$(238,738)	$(49,956)

Interest income has increased substantially, due to higher cash balances outstanding throughout the current period. The private placement in March, 2005 contributed $728,000, after issue costs, to the treasury and the exercise of options and warrants contributed a further $195,200 during the current period. The mining duties rebate that was received in the comparative period pertained to Quebec exploration in prior years. Normally this rebate would have offset related property costs, however, all such costs had been previously written-off.

Nine months ended June 30, 2006 compared to nine months ended June 30, 2005 (Continued)

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2006 and June 30, 2005:

	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Administrative consulting fees	$ 9,324	$ 5,746
Occupancy costs	7,831	3,515
Office, secretarial and supplies	14,465	15,481
Insurance	2,384	573
Total	$ 34,004	$ 25,315

General and administrative expenses increased approximately $9,000 from the prior period. The increase is a function of increased exploration and related administrative activity. The Company commenced to pay more rent in fiscal 2006 as a result of greater office useage associated with increased overall activity. During the prior period the Company had very limited cash resources and therefore it had reduced administrative costs as much as possible.

The following summarizes the components of professional fees included in the statement of earnings:

	Nine months ended June 30, 2006	Nine months ended June 30, 2005
Legal and filing fees	2,569	$ 7,847
Audit fees	1,774	4,000
Total	$4,343	$ 11,847

The Company had recorded audit fees in the invoice period in the past due to their immateriality. Effective September 30, 2005, the Company began to accrue audit fees as at the year-end for which the audit would subsequently be rendered. The difference in the timing of recording these fees resulted in higher audit expense during the comparative period. Current period audit fees represent fees in excess of September 30, 2005 accruals.

The relatively higher legal fees in the 2005 comparative period resulted from legal fees for title searches on Nevada mineral claims.

Reporting to shareholders expense increased because of the significant increase in registered shareholders over the comparative period. In November, 2005 CDG Investments Inc. distributed significantly all of its 20% holding in the Company to CDG shareholders. The mailing and printing costs more than doubled because of this increased shareholder base.

The mineral property write-down during the current period pertained to the Silver Park, Nevada property as described above in 2) Mineral Properties.

The Company received certain of its private placement share subscription payments in US dollars and maintained this cash in US dollar deposits since all mineral property expenditures on the Nevada properties are paid in US currency. Fluctuations in the exchange rates result in foreign exchange gains or losses.

Three months ended June 30, 2006 compared to three months ended June 30, 2005

A summarized statement of operations appears below to assist in the discussion that follows:

	2006	2005
Revenue		
Interest	$ 3,452	$ 1,688
Expenses		
General and administrative	10,875	12,566
Professional fees	788	2,766
Reporting to shareholders	25,199	9,366
Stock exchange and transfer agent fees	3,746	3,530
Mineral property write-down	450	-
Foreign exchange loss	5,161	-
Loss	$(42,767)	$(26,540)

Refer to nine month comparative for explanations of the increase in interest income and foreign exchange loss. General and administrative expenses were comparatively higher in the three month period ended June 30, 2005 due to administrative requirements associated with the private placement.

The following summarizes the components of professional fees included in the statement of earnings:

	Three months ended June 30, 2006	Three months ended June 30, 2005
Legal and filing fees	$ 714	$ 2,766
Audit fees	74	-
Total	$ 788	$ 2,766

The relatively higher legal fees in the 2005 comparative period pertained to advice regarding disclosure and other issues associated with the financing.

Reporting to shareholders expense increased because of the significant increase in registered shareholders over the comparative period as discussed under the nine month comparison above.

4) Liquidity and Capital Resources

The Company's working capital position at June 30, 2006 was $573,000, (September 30, 2005 - $620,000). Cash has decreased $52,000 from September 30, 2005. The Company expended $85,000 on administrative operations, (2005 - $58,000). Further, the Company expended approximately $158,000 of cash on mineral properties, (2005 - $nil).

Warrant and option exercises contributed $195,000 to the treasury in the current period.

The Company has sufficient funds to cover administrative costs for the current year and current expected exploration and acquisition expenditures. Should the Company expand its exploration plans significantly in the future, further equity financing will be required.

5) Financing

The Company received gross proceeds of $750,000 from a non-brokered private placement in March, 2005. Pursuant to the private placement, the Company issued 10,714,286 Units at $0.07 per unit. Each unit was comprised of one common share and one warrant that may be exercised to acquire one common share at $0.10 per share to March 9, 2007. These funds have been and are being used to investigate, acquire and explore new mineral properties and to fund working capital. Cumulative mineral property expenditures on the Nevada properties aggregated $222,000 to June 30, 2006. Warrant and option exercises from October 1, 2005 to June 30, 2006 contributed $195,000 to the treasury.

6) Contractual Obligations

The Company has office lease obligations that require the payment of base lease costs aggregating $1,300 during the remainder of fiscal 2006 and $1,300 in fiscal 2007, the final year of the lease. The Company is also responsible for paying its share of lease operating costs that are expected to aggregate approximately $1,200 during the remainder of fiscal 2006 and $1,200 in fiscal 2007.

The current sublease has been extended for a further five years. Although, the sublease agreement has not been formalized, it is expected that the following annual base lease commitments will be incurred by the Company:

2007	$ 9,100	2009	$12,200	2011	$12,200
2008	$12,200	2010	$12,200		

Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire 100% interests, subject to Net Smelter Royalties, in the Cold Springs, Nevada claims discussed above under 2) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire the property.

7) Exploration Expenditures

Refer to the Mineral Property note 2 included in the unaudited consolidated financial statements, for details of expenditures incurred during the nine month period ended June 30, 2006.

8) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2005	2004	2003
Financial Results			
Interest Income and other	$ 11,000	$ 1,217	$ 2,037
Net Loss	$ (96,684)	$ (2,681,036)	$ (272,812)
Basic and diluted loss per share	0.00	$ (0.10)	$(0.01)
Financial Position			
Working capital	$ 619,765	$ 36,934	$ 105,569
Total assets	$ 692,925	$ 44,862	$ 2,735,423
Share Capital	$ 9,008,231	$ 8,587,720	$ 8,587,720
Contributed Surplus	$ 490,206	$ 183,206	$ 183,206
Deficit	$ (8,824,434)	$ (8,727,750)	$ (6,046,714)

The large loss in 2004 and the large decrease in total assets from year-end 2003 to year-end 2004 is due to the write-off of mineral properties aggregating $2.6 million in fiscal 2004, (2003 - $81,000). Stock-based compensation expense of $79,000 in 2003, (2005 and 2004 - $Nil), caused the 2003 loss before mineral property write-downs to be greater than in the subsequent years.

9) Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	Mar. 31 2005	Dec.31 2004	Sept.30 2004
Interest & Other	$ 3,452	$ 2,575	$ 3,375	$ 4,032	$ 1,688	$ 246	$ 5,034	$ 151
Net loss before mineral property write-offs	(42,317)	(19,454)	$(10,389)	$ (42,966)	$(26,540)	$(18,160)	$ (5,256)	$(5,542)
Mineral property write-offs	(450)	(166,128)	-	$ (3,762)	-	$ -	$ -	$ (13)
Net Loss	(42,767)	(185,582)	$(10,389)	$ (46,728)	$(26,540)	$(18,160)	$ (5,256)	$(5,555)
Basic and diluted loss per share	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00

9) Selected Quarterly Information (continued)

The most significant influence on net income/loss is the amount of mineral property write-offs. Timing of the Company's write-offs typically cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. General and administrative expenses tend to be higher in the quarters ended March 31 and June 30 because annual report and other annual mailings as well as annual meeting costs tend to be incurred in these periods. The result is a higher net loss before mineral property write-offs than in the preceding quarter.

The high revenue amount in the December 31, 2004 quarter was due to the receipt of a mining duties rebate in that quarter. Normally this amount would have offset related exploration costs capitalized, however all such costs had been previously written-off.

Losses were unusually high in the quarters ended June 30, 2006, June 30, 2005 and September 30, 2005. The private placement financing and resultant related administrative costs and time and expenses spent investigating new mineral property prospects both contributed to the increased losses during the 2005 quarters. Virtually all of the reporting to shareholder costs were incurred in the quarters ended June 30, 2006 and 2005. These costs were higher in the 2006 quarter for reasons discussed above under the three month comparatives. In the quarter ended September 30, 2005, the audit accrual of $13,000 was included. As discussed earlier, in previous years, the audit fees were recorded when billed which tended to be in the following quarter.

10) Directors and Officers

Shane Ebert	Director and President
Jean Pierre Jutras	Director and Vice-President
Lesley Hayes	Director
Douglas Cageorge	Director
Shari Difley	Chief Financial Officer
Barbara O'Neill	Corporate Secretary

11) Management Remuneration

The President, Vice-President and Chief Financial Officer bill the Company through their majority-owned companies, their employer or individually for number of days or hours worked. Their rates and aggregate billings for the nine months ended June 30, 2006 are as follows:

Officer and position	Rate	Billing for the Nine months ended June 30, 2006
Mr. Ebert, President	$450 per day	$ 24,975
Mr. Jutras, Vice-President	$400 per day	$ 600
Ms. Difley, Chief Financial Officer	$ 60 per hour	$ 8,724

Ms. O'Neill is employed by a related corporation. The related corporation bills the Company quarterly for the Company's share of her salary, based on time devoted to Company business. Ms. O'Neill's salary billed to the Company for the nine months ended June 30, 2006 aggregated $4,400.

Directors are not remunerated in cash for time spent fulfilling their directorial responsibilities; however they receive stock options in recognition of their service. No stock options were granted during the nine months ended June 30, 2006. Stock options were granted to officers and directors subsequent to period end to allow the purchase of 600,000 common shares at $0.10 per share to July 31, 2011. Of the total granted, Mr. Jutras and Mr. Ebert were each granted 150,000 options; Ms. Hayes and Mr. Cageorge were each granted 100,000 options and Ms. Difley and Ms. O'Neill were each granted 50,000 options.

12) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2006:

i) paid or accrued $4,000 to a corporation related by virtue of common officers and directors for rent of shared office space and $7,100 for lease operating and miscellaneous administrative costs.

ii) paid or accrued $9,300 for consulting fees charged by officers and directors or their companies on a per diem basis for accounting and administrative services provided and $25,000 for geological consulting services provided, such fees having been capitalized to property.

iii) paid or accrued to a corporation that was formerly a significant shareholder of the Company and is related by virtue of a common officer, $9,800 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Capital Stock

a) Issued:

Refer to Note 3 to the financial statements. No shares were issued during the subsequent period from July 1, 2006 to August 21, 2006.

b) Stock Options and Warrants

i) Options

The Company has an option plan, (the Plan), in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date on which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date. The options vest immediately upon granting. Refer to note 3 to the financial statements for details of the first three quarters of fiscal 2006 option transactions and period end balances. Subsequent to period end the Company issued stock options to officers, directors and contractors to allow the purchase of 625,000 common shares in aggregate at a price of $0.10 per share to July 31, 2011.

ii) Warrants

Pursuant to the private placement described in 5) Financing, the Company issued 10,714,286 warrants that may be exercised to acquire an equal number of common shares at $0.10 per share until March 9, 2007. Warrants to acquire 950,000 common shares were exercised during the nine months ended June 30, 2006 leaving a balance of 9,764,286 warrants outstanding at period end. There were no exercises during the period from July 1, 2006 to August 21, 2006.

14) Investor Relations

With the exception of responding to shareholder inquiries, the Company undertook minimal investor relation activities during the nine months ended June 30, 2006. The Company does not employ a dedicated "investor relations" individual or firm.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The private placement funds that netted $728,000 are being used to finance the acquisition of the mineral claims in Nevada, and the drilling and exploration programs on these claims, the investigation and acquisition of other mineral properties as applicable, and working capital needs.

15) Outlook (continued)

The eight-hole drill program on the Silver Park, Nevada mineral property during the current period failed to intersect any higher-grade zones that were identified from surface sampling. As a result the option agreements have been terminated. The Company has no further financial obligations for this property.

Management is optimistic about the potential of the newly acquired Cold Springs, Nevada mineral property. Its current phase exploration program has identified drill targets for four planned drill holes aggregating a maximum of 1,800 meters. The drill program is expected to occur in October or November, depending on permitting and drill contractor availability.

The budget for the phase 1 exploration program on Cold Springs was $54,000 US which included geophysics, geochemistry, geologist's time, field costs and anticipated claim staking, recording and maintenance costs. Actual costs incurred to date aggregated approximately $35,000 US and further expenditures are outstanding, primarily relating to staking and land maintenance.

The preliminary budget for drilling was $110,000 US. This has been revised upward to approximately $200,000 US as a result of a review of phase one results and expanding the number of meters to be drilled.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and base and precious metal price fluctuations. As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise further funds. The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

No new accounting polices were adopted in the current reporting period.

19) Cautionary Statements

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. While the Company disclaims any intention to update or revise this statement of forward-looking information, whether as a result of new information, future events or otherwise, it will endeavor to revise information in subsequent Management's Discussion and Analysis documents as circumstances change.

20) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of June 30, 2006, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.